Dan Gibbons +1 212 450 3222 dan.gibbons@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com

April 12, 2024

Re:   Grayscale Bitcoin Mini Trust (BTC)

Registration Statement on Form S-1
Filed March 12, 2024
File No. 333-277837

David Lin

Justin Dobbie

Division of Corporation Finance

Office of Crypto Assets

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Lin and Mr. Dobbie:

On behalf of our client, Grayscale Investments, LLC, a Delaware limited liability company and the sponsor (the “Sponsor”) of Grayscale Bitcoin Mini Trust (BTC) (the “BTC Trust”), this letter sets forth the Sponsor’s responses to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated April 5, 2024, relating to the BTC Trust’s Registration Statement on Form S-1. The Sponsor has revised the Registration Statement and is filing Amendment No. 1 to the Registration Statement (the “Registration Statement”) together with this response letter.

For your convenience, we have reproduced the Staff’s comments preceding the Sponsor’s responses below. All capitalized terms used and not defined herein shall have the meaning given to them in the Registration Statement.

Registration Statement on Form S-1

General

1.

We note that your registration statement includes a number of blanks or omitted information throughout. Please revise to include this information in your next amendment, or tell us when you intend to do so. Please also confirm your understanding that the staff will need sufficient time to review this information, and we may have additional comments at that time.

Response

The Sponsor acknowledges the Staff’s comment, and advises the Staff that it intends to include the blank and omitted information in a subsequent amendment at least two business days prior to effectiveness of the Registration Statement. The Sponsor further acknowledges that the Staff will need sufficient time to review this information, and the Staff may have additional comments following such subsequent amendments to the Registration Statement.

Risk Factors, page 17

2.	To the extent material, please discuss the risk that there may be less liquidity or wider spreads in the market for the Shares as compared to the GBTC Shares.

Response

The Sponsor has revised the disclosure on pages ii, 5 and 57 of the Registration Statement in response to the Staff’s comment.

Material U.S. Federal Income Tax Consequences, page 118

3.

We note that your discussion of tax consequences is based on the assumption that the Trust will be treated as a grantor trust for U.S. federal income tax purposes. Please revise to describe the reasons for and level of any uncertainty associated with grantor trust status. In addition, to the extent counsel intends to file a short-form tax opinion, please revise to state clearly that the disclosure in this section of the prospectus is the opinion of the counsel.

Response

The Sponsor has revised the disclosure on pages 51-52 and 125-126 of the Registration Statement in response to the Staff’s comment.

The Spin-Off, page 127

4.

Please tell us and enhance your disclosures how you intend to account for the Spin-Off and reference authoritative guidance to support your determinations. Ensure your response addresses the following:

•

Your determination to account for the transaction as a Spin-off and the relevant authoritative guidance to support your determination, including consideration of the trust grantor structures and the process you will take to effect the Spin-off. Explain why this transaction is not effectively the sale of bitcoin by GBTC and, by the nature of its pass-through tax structure, its shareholders in exchange for shares of BTC.

•

Your consideration of the definition of predecessor as defined by Rule 405 of Regulation C in applying to the Grayscale Bitcoin Trust (GBTC) and the guidance in Rules 3-01 and 3-02 of Regulation S-X in determining if the financial statements of GBTC are required.

•

Your consideration of the guidance in Article 11-01(a)(7-8) of Regulation S-X and if you intend to provide pro forma financial information giving effect to the Spin-off, including consideration of SAB Topic 1.B.2 and SAB Topic 5.Z.7, to reflect for example, the financial statement impact of lower fees.

•	Revise management’s discussion and analysis to discuss the predecessors historical operating results for the periods presented consistent with your determinations above.

April 12, 2024	2

•	Tell us the audited financial statements you intend to include in the registration statement in future amendments and for which entities.

Response

The Sponsor has addressed each of the Staff’s comments as follows:

•

Your determination to account for the transaction as a Spin-off and the relevant authoritative guidance to support your determination, including consideration of the trust grantor structures and the process you will take to effect the Spin-off. Explain why this transaction is not effectively the sale of bitcoin by GBTC and, by the nature of its pass-through tax structure, its shareholders in exchange for shares of BTC.

The Sponsor acknowledges the Staff’s comment and advises the Staff that it has determined that the proposed transaction will not be treated as a spin-off for purposes of presentation under U.S. generally accepted accounting principles (“U.S. GAAP”). In order to avoid confusion in light of this fact, the Sponsor has revised its terminology throughout the Information Statement and the BTC Trust Registration Statement to refer to the proposed transaction as the “Initial Distribution.” The Sponsor submits that the Initial Distribution is characterized as a sale under U.S. GAAP, which results in an accounting realization event, but does not constitute a recognition event for U.S. federal income tax purposes. The Sponsor has revised the disclosure throughout the Registration Statement in response to the Staff’s comment to remove the characterization of the Initial Distribution as a “spin-off”.

•

Your consideration of the definition of predecessor as defined by Rule 405 of Regulation C in applying to the Grayscale Bitcoin Trust (GBTC) and the guidance in Rules 3-01 and 3-02 of Regulation S-X in determining if the financial statements of GBTC are required.

The Sponsor submits that, given the Initial Distribution is not treated as a spin-off for purposes of presentation under U.S. GAAP, the GBTC Trust is not a predecessor and no predecessor accounting or historical operating results is required to be included in the Registration Statement, including in the management’s discussion and analysis.

•

Your consideration of the guidance in Article 11-01(a)(7-8) of Regulation S-X and if you intend to provide pro forma financial information giving effect to the Spin-off, including consideration of SAB Topic 1.B.2 and SAB Topic 5.Z.7, to reflect for example, the financial statement impact of lower fees.

The Sponsor acknowledges the Staff’s comment, and confirms that it has considered the guidance in Article 11-01(a)(7-8) of Regulation S-X regarding the requirements on presentation of pro forma financial information, as well as Staff Accounting Bulletin Topic 1.B.2 (“SAB 1.B.2”) and Staff Accounting Bulletin Topic 5.Z.7 (“SAB 5.Z.7”). Although the Sponsor believes that no pro forma financial information is required pursuant to Article 11-01(a)(7) or (8) of Regulation S-X, as a pro forma financial presentation is not necessary to reflect the operations of the BTC Trust as an autonomous entity, or any other significant changes which would not be readily apparent as a result of other disclosures in the Information Statement, the Sponsor has revised the disclosure on pages 60-65 of the Registration Statement to include pro forma financial information of the BTC Trust giving effect to the Initial Distribution in response to the Staff’s comment.

•	Revise management’s discussion and analysis to discuss the predecessors historical operating results for the periods presented consistent with your determinations above.

April 12, 2024	3

The Sponsor submits that, given the Initial Distribution is not treated as a spin-off for purposes of presentation under U.S. GAAP, the GBTC Trust is not a predecessor and no predecessor accounting or historical operating results is required to be included in the Registration Statement, including in the management’s discussion and analysis.

•	Tell us the audited financial statements you intend to include in the registration statement in future amendments and for which entities.

The Sponsor advises the Staff that it will include audited financial statements of the BTC Trust in a future amendment to the registration statement, which are expected to comprise an initial balance sheet as of the date of formation of the BTC Trust, as the BTC Trust will have no material assets and no operations prior to the Registration Statement being declared effective.

* * *

In connection with its response to the Staff’s comments, the Sponsor acknowledges that the Sponsor and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please do not hesitate to contact Joseph Hall, at (212) 450-4565 or joseph.hall@davispolk.com, or me, at (212) 450-3222 or dan.gibbons@davispolk.com, with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Dan Gibbons

Dan Gibbons

cc:	Michael Sonnenshein
Craig Salm
Jake Karlsruher

Joseph A. Hall
Davis Polk & Wardwell LLP

April 12, 2024	4